UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                          (Amendment No. ________)1

                             FirstBank NW Corp.
------------------------------------------------------------------------------
                              (Name of Issuer)

                  Common Stock, par value $0.01 per share
------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                 33762X106
                           --------------------
                               (CUSIP Number)

                              Clyde E. Conklin
                              1755 Osborn Drive
                          Clarkston, Washington 99403
                               (509) 243-1161
             --------------------------------------------------------
             (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                March 17, 2003
             --------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 33762X106               SCHEDULE 13D             Page 2 of 6 Pages

------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Clyde E. Conklin

------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) []
                                                                 (b) []

------------------------------------------------------------------------------
3    SEC USE ONLY

------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     PF

------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                          []


------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

------------------------------------------------------------------------------
                           7    SOLE VOTING POWER

                                63,856

                           ---------------------------------------------------
     NUMBER OF             8    SHARED VOTING POWER
      SHARES
   BENEFICIALLY                 9,950
     OWNED BY
       EACH                ---------------------------------------------------
    REPORTING              9    SOLE DISPOSITIVE POWER
   PERSON WITH
                                60,696

                           ---------------------------------------------------
                           10   SHARED DISPOSITIVE POWER

                                9,950

------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     73,806

------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                          []

------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.3%

------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN

------------------------------------------------------------------------------

                                                           Page 3 of 6 Pages

Item 1.   Security and Issuer

     This statement relates to the Common Stock of FirstBank NW Corp. ("Corporation"). The name and address of the principal executive offices of the Corporation, the issuer of such securities, is as follows:

                    FirstBank NW Corp.
                    920 Main Street
                    Lewiston, Idaho 83501

Item 2.   Identity and Background

     (a) This Schedule 13D is filed on behalf of Clyde E. Conklin, the Reporting Person.

     (b)     Mr. Conklin's business address is:

                    920 Main Street
                    Lewiston, Idaho 83501

     (c) Mr. Conklin's principal occupation is President and Chief Executive Officer of the Corporation. Mr. Conklin also serves as a member of the Board of Directors of the Corporation.

     (d) During the last five years, Mr. Conklin has not been convicted in a criminal proceeding.

     (e) During the past five years, Mr. Conklin has not been a part to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding subjects or subjected Mr. Conklin to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities, laws, or finding any violation with respect to such laws.

     (f)     Mr. Conklin is a citizen of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration.

     Mr. Conklin has purchased or acquired the shares described in his
Schedule 13D with personal funds and other sources. Included in the aggregate amount owned of 73,806 are 4,035 shares of Common Stock Mr. Conklin received from the Corporation's Employee Stock Ownership Plan; 15,800 restricted shares of Common Stock awarded pursuant to the Corporation's Management Recognition Plan, which vest over a five year period (3,160 shares that are unvested); 19,700 options granted pursuant to the Corporation's Stock Option Plan that are exercisable within 60 days of March 21, 2003; and 7,716 shares of Common Stock held in a 401(k) plan. Mr. Conklin also owns

                                                            Page 4 of 6 Pages

12,860 shares of Common Stock directly, and 3,745 shares of Common Stock in trust for his son, all of which were purchased with personal funds. The 9,950 shares of Common Stock of which Mr. Conklin has shared voting and dispositive power were purchased with personal funds.

Item 4.   Purpose of Transaction

     The Reporting Person purchased the Common Stock for investment purposes. Depending on market conditions, economic conditions and any other relevant factors, the Reporting Person may alter his holdings in the Common Stock through open market purchases or sales, or through privately negotiated transactions. The Reporting Person intends to evaluate his holdings in the Issuer on a continual basis.

     The Reporting Person has no present plans or proposals which relate to or would result in: (a) The acquisition by any persons of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized or quoted in an inter-dealer quotation system of a registered national securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer

     The percentages used in this Schedule 13D are calculated based on the Corporation's 1,379,741 shares of outstanding Common Stock.

     (a) Mr. Conklin has beneficial ownership (as defined in Rule 13d-3) of 73,806 shares, or 5.3%, of the Corporation's Common Stock.

     (b) Mr. Conklin has sole power to vote or to direct the vote of 63,856 shares of Common Stock. Included in this amount are 4,035 shares Mr. Conklin received from the Corporation's Employee Stock Ownership Plan; 15,800 restricted shares awarded pursuant to the Corporation's Management Recognition Plan, which vest over a five year period (3,160 shares are unvested); 19,700 options granted pursuant to the Corporation's Stock Option Plan that are exercisable within 60 days of March 21,

                                                            Page 5 of 6 Pages

             2003; and 7,716 shares held in a 401(k) plan. Also included are 12,860 shares held directly and 3,745 shares held in trust for Mr. Conklin's son.

             Mr. Conklin has shared power to vote or to direct the vote of 9,950 shares of Common Stock. Included in this amount are 6,476 shares owned by Mr. Conklin's wife, over which Mr. Conklin is deemed to have beneficial ownership, and 3,474 shares held in trust for Mr. Conklin's parents, of which trust Mr. Conklin is a co-trustee.

             Mr. Conklin has sole power to dispose or to direct the disposition of 60,696 shares of Common Stock, which consists of the 63,856 shares over which Mr. Conklin has sole power to vote or direct the vote, less the 3,160 unvested restricted shares held in the Management Recognition Plan.

             Mr. Conklin has shared power to dispose or to direct the disposition of 9,950 shares of Common Stock.

     (c)     Not applicable.

     (d)     Not applicable.

     (e)     Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     There are no contracts, arrangements, understandings or relations with Mr. Conklin and any other person with respect to the securities.

Item 7.   Material to be Filed as Exhibits

     None.

                                                            Page 6 of 6 Pages

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct.


                                         March 21, 2003
                    --------------------------------------------------------
                                             Date


                                        /s/ Clyde E. Conklin
                    --------------------------------------------------------
                                           Signature


                                          Clyde E. Conklin
                    President and Chief Executive Officer, FirstBank NW Corp.
                    --------------------------------------------------------
                                             Name/Title